Exhibit 1.05

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Investor Relations	Media Relations
Craig Celek CDC Corporation (212) 661-2160 craig.celek@cdccorporation.net	Jennifer Buchhalter Articulate Communications Inc. (617) 451-7788 ext. 16 jbuchhalter@articulatepr.com

CDC Games Signs Exclusive Agreement to Host The Lord of the Rings Online™ Game in China

Beijing — October 3, 2006 – CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA - News), today announced that it has signed an exclusive distribution license in China for the online game, The Lord of the Rings Online™: Shadows of Angmar™, the official online game based on the original literary works of J.R.R. Tolkien. The agreement is between CDC Games and the developer of the game, Turbine, Inc., a premier developer, publisher and operator of online subscription entertainment in the United States.

The Lord of the Rings Online is one of the most highly anticipated online game titles planned for the worldwide markets in 2007. More than 200,000 players in the United States and Europe have already signed up for its Beta Program. CDC Games and Turbine, will work together to localize the game for the China market with an expected launch in 2007.

The Lord of the Rings Online is the first and only massively multiplayer online role-playing game (MMORPG) based on the literary works of J.R.R. Tolkien. It allows players to explore one of the most famous fantasy worlds of all time, fight the evil minions of the Dark Lord Sauron, and advance their heroes by adventuring through the vast reaches of Middle-earth. Gamers can adventure solo or choose from thousands of players online to forge their own fellowships as they face the hideous monsters and fight epic battles to defend Middle-earth.

“The Lord of the Rings is a phenomenal franchise, and the literary work has spawned a tremendous following the world over, achieving over US$2.9 billion in global box office receipts for the three films based on the books,” said Fred Wang, chairman of CDC Games and independent director of CDC Corporation. “Many games have been inspired by the characters and stories set out by Tolkien, and we expect a tremendous response from loyal fans and gamers in China.”

“We are excited to be partnering with CDC Games, one of the most successful online game companies in China,” said Jeffrey Anderson, president and CEO of Turbine. “Based on their outstanding track record, we have high hopes for success with the Chinese gamers. We look forward to a long and successful partnership.”

CDC Games has already established a strong foundation of loyal gamers with Yulgang, the company’s current blockbuster online game in China. In Q2 of 2006, CDC Games reported registered players of Yulgang exceeding 30 million, and peak concurrent players exceeding 348,000. The Lord of the Rings Online will leverage this growing foundation of gamers and the nationwide network of distribution channels and server groups developed by CDC Games to support its operations.

“We are committed to delivering the best online gaming experience to our players,” said Dr. Xiaowei Chen, CEO of CDC Games. “With that commitment in mind, we are very excited to bring The Lord of the Rings Online to China, not only because it represents a major global franchise, but also because Turbine has developed a truly beautiful and engaging game in which players will feel like they are part of Tolkien’s world. Our partnership with Turbine underscores the tremendous success, attention to detail and transparency that our operations bring to the best game developers in the world as they seek to enter the massive China market.”

About Turbine
Turbine, Inc. is a premier developer, publisher and operator of online games and entertainment and is headquartered in Westwood, Massachusetts. The company is one of the largest privately-held online games company in North America. Turbine’s catalogue includes some of the most famous online entertainment brands, including Asheron’s Call®, Dungeons & Dragons Online™: Stormreach™, and The Lord of the Rings Online™: Shadows of Angmar™. For more information on Turbine and its services, please visit www.turbine.com.

About Tolkien Enterprises
The Saul Zaentz Company d/b/a Tolkien Enterprises is the holder of worldwide motion picture, legitimate stage, merchandising, and other rights in J.R.R. Tolkien’s literary works The Lord of the Rings and The Hobbit. Tolkien Enterprises has been producing and licensing films, stage productions and merchandise based on Tolkien’s works for almost 30 years. Its headquarters are in Berkeley, California, and its website may be found at www.tolkien-ent.com.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games
CDC Games is focused on building a diversified mix of online game assets and strategic alliances and is a business unit of CDC Corporation (NASDAQ: CHINA). CDC Games is one of the market leaders of online and mobile games in China with over 30 million registered players.

About CDC Mobile
CDC Mobile is the wholly owned subsidiary of China.com Inc and is focused on providing MVAS products to subscribers in China.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. CDC Software is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to expected revenues, breakdown of revenues, revenue growth and strategic initiatives at the company and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the anticipated ability to recognize revenues from software licenses signed during the third quarter. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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